TRINE ACQUISITION CORP.

405 Lexington Avenue, 48th Floor

New York, NY 10174

November 9, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mitchell Austin

Re:	Trine Acquisition Corp.

Registration Statement on Form S-4

Filed September 15, 2020

File No. 333-248803

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Trine Acquisition Corp. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto, so that it will become effective at 5:00 p.m., Eastern Time, on Tuesday, November 10, 2020 or as soon thereafter as is practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Raphael M. Russo (212-373-3309) of Paul, Weiss, Rifkind, Wharton & Garrison LLP with any questions you may have regarding this request. In addition, please notify Mr. Russo by telephone when this request for acceleration has been granted.

TRINE ACQUISITION CORP.

By:	/s/ Pierre M. Henry
Name:	Pierre M. Henry
Title:	Chief Financial Officer

cc:	Securities and Exchange Commission

Kathleen Krebs

Robert S. Littlepage

Claire DeLabar

Trine Acquisition Corp.

Mark J. Coleman

Paul Weiss, Rifkind, Wharton & Garrison LLP

Raphael M. Russo Arash Parsi

Desktop Metal, Inc.

Ric Fulop

Meg Broderick Elizabeth Linardos

Latham & Watkins LLP

John H. Chory

Susan L. Mazur Ryan J. Maierson Emily E. Taylor